Exhibit 99.1

10 December 2025

PureTech Health plc

Results of Annual General Meeting on June 16, 2025 – Update Statement

In accordance with Provision 4 of the UK Corporate Governance Code, PureTech (“PureTech” or the “Company”) today provides an update in respect of the results of its Annual General Meeting (AGM) held on June 16, 2025. While all resolutions were approved by shareholders, more than 20% of votes were cast against Resolutions 2 and 9, relating to the Directors’ Remuneration Report and the re-election of Ms. Mazumdar-Shaw as a Director, respectively.

Building on prior year practice, and consistent with the Company’s commitment to maintaining constructive, transparent dialogue with its shareholders, the Company has continued to actively engage with shareholders throughout 2025. Since the 2025 AGM, the Board has taken further steps to understand the views of shareholders. Specifically, the Company wrote to shareholders representing approximately two-thirds of the Company’s issued share capital1 to offer engagement with the Chair of the Board. Following that initial outreach, meetings were held with shareholders representing nearly 50% of issued share capital1 during the month of July. While a range of topics was discussed, shareholders provided feedback encouraging the Company to focus on alignment with UK remuneration principles, while recognizing the challenges associated with operating as a US-based company. Following these engagements, the Remuneration Committee has reviewed the Company’s remuneration practices, including the quantum of equity grants for management. Full details of the Remuneration Committee’s decisions will be disclosed in the 2025 Annual Report and Accounts, to be published in 2026.

With respect to the re-election of Ms. Mazumdar-Shaw, the Board believes that she contributes significant value to the Company, while acknowledging the scheduling conflict that impacted her attendance at Board meetings in 2024. The Company notes that the scheduling conflict impacting attendance was administrative in nature and is committed to implementing appropriate measures to ensure optimal Director attendance at Board meetings going forward.

The Board would like to thank the shareholders who have engaged with the Company during this process. The Board will continue to engage openly and constructively with shareholders as it continues to develop the Company’s approach to governance, remuneration and reporting in the periods ahead.

About PureTech Health

PureTech Health is a hub-and-spoke biotherapeutics company dedicated to giving life to science and transforming innovation into value. We do this through a proven, capital-efficient R&D model focused on opportunities with validated pharmacology and untapped potential to address significant patient needs. This strategy has produced dozens of therapeutic candidates, including three that have received U.S. FDA approval. By identifying, shaping, and de-risking these high-conviction assets, and scaling them through dedicated structures backed by external capital, we accelerate their path to patients while creating sustainable value for shareholders.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

[1]	Based on the issued share capital as of July 25, 2025.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those related to remuneration practices and decisions, future disclosures, and to our future prospects, developments and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

PureTech

Public Relations

publicrelations@puretechhealth.com

Investor Relations

IR@puretechhealth.com